SCHEDULE 2

Condensed Consolidated Financial Statements
(Expressed in thousands of Euro)

OMVL S.P.A.

Three and six months ended June 30, 2010 and 2009

OMVL S.P.A.

Condensed Consolidated Financial Statements
(Expressed in thousands of Euro)

For the three and six month periods ended June 30, 2010

Table of Contents

OMVL S.P.A.

Condensed Consolidated Balance Sheet
(Expressed in thousands of Euro)

		June 30, 2010 (unaudited)		December 31, 2009 (audited)
Assets				
Current assets:				
Cash	€	3,320	€	2,655
Short-term investments		0		861
Accounts receivable, net (note 5)		7,280		6,369
Inventories, net (note 3)		4,821		6,859
Prepaid expenses		38		23
Deferred tax assets		285		467
Other current assets (note 8)		934		885
Total current assets		16,678		18,119
Equity investment held for sale (note 7)		0		32
Deposit		144		123
Property, plant and equipment, net (note 6)		2,114		1,997
Goodwill		8,935		8,935
Intangible assets, net		258		260
Deferred tax assets		903		201
Total assets	€	29,032	€	29,667
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities (note 4)	€	7,936	€	7,168
Income taxes payable		305		277
Deferred revenue		8		0
Other current liabilities (note 9)		1,055		710
Current portion of long-term debt (note 10)		147		145
Total current liabilities		9,451		8,300
Long-term debt (note 10)		0		147
Deferred tax liabilities		1,980		1,902
Liability for termination indemnities		248		245
Total liabilities		11,679		10,594
Commitments and contingencies (note 12)				
Shareholders' equity: (note 11)				
Share capital:				
Authorized and issued:				
15,414,153 common shares, € 1 par value		15,414		15,414
Retained earnings		2,680		3,992
Accumulated other comprehensive loss		(126)		(67)
Non-controlling interest		(615)		(266)
Total shareholders' equity		17,353		19,073
Total liabilities and shareholders' equity	€	29,032	€	29,667

See accompanying notes to condensed consolidated financial statements.

OMVL S.P.A

Condensed Consolidated Statements of Operations (unaudited)
(Expressed in thousands of Euro)

Periods ended June 30, 2010 and 2009

	Three months ended June 30		Six months ended June 30	
	2010	2009	2010	2009
Product revenue	€ 7,733	€ 4,132	€ 13,911	€ 9,033
Cost of revenue and expenses:				
Cost of revenue	7,678	3,224	12,556	7,425
Research and development	513	653	977	1,067
General and administrative	1,142	504	1,613	919
Sales and marketing	183	226	412	446
Foreign exchange loss (gain)	(145)	98	(241)	194
Depreciation and amortization	246	239	499	488
Bank charges and other	20	11	26	21
	9,637	4,955	15,842	10,560
Operating loss	(1,904)	(823)	(1,931)	(1,527)
Interest on long-term debt	(1)	(1)	(1)	(2)
Interest and other income	4	3	4	5
Loss before income taxes and non controlling interests	(1,901)	(821)	(1,928)	(1,524)
Income tax benefit (expense)				
Current	(163)	(73)	(116)	(156)
Future	606	100	442	251
	443	27	326	95
Loss before non-controlling interests	(1,458)	(794)	(1,602)	(1,429)
Net loss attributable to non-controlling interests	(125)	(219)	(286)	(332)
Net loss for the period	€ (1,333)	€ (575)	€ (1,316)	€ (1,097)

See accompanying notes to condensed consolidated financial statements.

OMVL S.P.A

Condensed Consolidated Statements of Comprehensive Loss (unaudited)
(Expressed in thousands of Euro)

Periods ended June 30, 2010 and 2009

	Three months ended June 30		Six months ended June 30	
	2010	2009	2010	2009
Net loss for the period before non controlling interests	€ (1,458)	€ (794)	€ (1,602)	€ (1,429)
Net loss attributable to non controlling interests	125	219	286	332
Other comprehensive Income (loss) before non Controlling interests:				
Cumulative translation adjustment	(40)	(12)	(118)	22
Other comprehensive income attributable non-controlling interests:				
Cumulative translation adjustment	20	6	59	(11)
Comprehensive loss	€ (1,353)	€ (581)	€ (1,375)	€ (1,086)

See accompanying notes to condensed consolidated financial statements.

OMVL S.P.A.

Condensed Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Euro, except share amounts)
Period ended June 30, 2010 (unaudited) and year ended December 31, 2009 (audited)

	Common Shares	Share capital	Retained Earnings	Accumulated other comprehensive income (loss)	Controlling interest	Non-controlling interest	Shareholders' equity
Balance, December 31, 2008	15,414,153	€ 15,414	€ 7,733	€ (67)	€ 23,080	€ 385	€ 23,465
Net loss for the year	0	0	(2,241)	0	(2,241)	(665)	(2,906)
Cash dividends paid on common stock	0	0	(1,500)	0	(1,500)	0	(1,500)
Other comprehensive income	0	0		0	0	14	14
Balance, December 31, 2009	15,414,153	15,414	3,992	(67)	19,339	(266)	19,073
Net loss for the period	0	0	(1,316)	0	(1,316)	(286)	(1,602)
Cash dividends paid on common stock	0	0	0	0	0	0	0
Other comprehensive loss	0	0	0	(59)	(59)	(59)	(118)
Other change	0	0	4	0	4	(4)	0
Balance, June 30, 2010	15,414,153	€ 15,414	€ 2,680	€ (126)	€ 17,968	€ (615)	€ 17,353

See accompanyng notes to condensed consolidated financial statements

OMVL S.P.A.

Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Euro)

	Three months ended June 30 2010	Three months ended June 30 2009	Six months ended June 30 2010	Six months ended June 30 2009
Operating activities:				
Net loss for the period including non-controlling interests	€ (1,458)	€ (794)	€ (1,602)	€ (1,429)
Adjustments to reconcile net loss to net cash provided by operating activities				
Depreciation and amortization	246	239	499	488
Deferred income tax benefit	(606)	(100)	(442)	(251)
Changes in:				
Accounts receivable, net	(1,183)	(674)	(911)	580
Inventories, net	2,266	1,131	2,038	3,691
Prepaid expenses	9	(316)	(15)	(345)
Accounts payable and accrued liabilities	830	463	768	(3,135)
Other current assets	(93)	(45)	(49)	547
Other current liabilities	257	634	345	710
Liabilities for termination indemnities	0	(1)	3	0
Income taxes payable and other	92	113	(103)	2
Net cash provided by operating activities	360	650	531	858
Investing activities:				
Purchase of property, plant and equipment	(401)	(234)	(503)	(270)
Purchase of intangible assets	(5)	0	(111)	0
Proceeds from maturity of short term investments	806	(20)	861	0
Purchase of short-term investments	0	0	0	(799)
Proceeds on disposal of equity investments	32	0	32	0
Net cash provided by (used in) investing activities:	432	(254)	279	(1,069)
Financing activities:				
Repayment of bank loan and other long term debt	(145)	(144)	(145)	(145)
Dividends paid on common stock	0	(1,500)	0	(1,500)
Net cash used in financing activities:	(145)	(1,644)	(145)	(1,645)
Increase (decrease) in cash	647	(1,248)	665	(1,856)
Cash, beginning of period	2,673	1,511	2,655	2,119
Cash, end of period	€ 3,320	€ 263	€ 3,320	€ 263

See accompanying notes to the condensed consolidated financial statements

OMVL S.P.A

Condensed Consolidated Statements of Cash Flows (unaudited), Continued
(Expressed in thousands of Euro)

		Three months ended June 30			Six months ended June 30	
		2010	2009		2010	2009
Supplementary information:						
Interest paid	€	7	4	€	11	5

See accompanying notes to condensed consolidated financial statements.

(Expressed in thousands of Euro) (unaudited)

1. **Basis of presentation:**

The unaudited consolidated balance sheet as at June 30, 2010, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three and six months ended June 30, 2010 and 2009 and the unaudited consolidated statement of shareholders' equity for the six months ended June 30, 2010 have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements. The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under US GAAP for annual financial statements. Except for the change in estimation described in Note 2, these financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the year ended December 31, 2009.

In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2010 and for all periods presented have been included. Operating results for the three and six month periods ended June 30, 2010 are not necessarily indicative of the results that may be expected for the entire year.

2. **Accounting policies:**

Use of estimates:

Following the acquisition of 100% of the Company by Westport Innovations Inc. on July 2, 2010, a revised method of estimating the inventory obsolescence provision was implemented with effect on June 30, 2010 inventory balances. The new method considers items not moving for a certain period and items with rotation indices considered low compared to the expected future consumption. The identified items are subject to further specific analysis to confirm the potential obsolescence and then are written down based on increasing percentages (in relation with the increasing risk to become excess stock) and consequently adjusted, by this devaluation, to their expected realizable value.

The previous method, used in the preparation of the consolidated financial statements for the year ended December 31, 2009 and prior periods, was based on the physical observation of obsolete items in inventory and considered different rotation indexes, mainly due to the fact that the previous owners of the Company had a different view of the possible expected utilization of the items in inventory.

In following the new estimation approach, the obsolescence provision at June 30, 2010 amounts to € 2,154. If the previous methodology had been used, the provision would have been € 312. The impact of the new estimation approach on net income for the three and six months periods ended June 30, 2010 was € 1,263 and € 1,263, respectively (net of related deferred taxes).

Future accounting changes:

In January, 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updated ("ASU") 2010-02, *Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification,* ("ASU 2010-02"). ASU 2010-02 amends Accounting Standards Codification ("ASC") 810, *Consolidation* by clarifying the scope of the decrease in ownership provisions of subtopic ASC 810-10. ASU 2010-02 also expands the disclosures about the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective for interim and annual reporting periods beginning after

(Expressed in thousands of Euro) (unaudited)

December 15, 2009. The adoption of ASU 2010-02 did not have an impact on the condensed consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses* ("ASU 2010-20"). ASU 2010-20 amends existing disclosure guidance to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. ASU 2010-20 is effective for fiscal and interim periods beginning after December 15, 2010. The Company will review the requirements under the standard to determine what impacts, if any, the adoption of the standard would have on the condensed consolidated financial statements

In July 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends ASC 820, *Fair Value Measurements and Disclosures*, to improve disclosures regarding fair value measurements by providing additional disclosure requirements and clarifying existing disclosure requirements for fair value measurements. This guidance is effective for interim and annual reporting periods beginning December 15, 2009. The Company has adopted ASU 2010-06 as of January 1, 2010. As ASU 2010-06 relates specifically to disclosure, the adoption of this standard has had no impact on the condensed consolidated financial statements.

3. Inventories:

	June, 30 2010	December, 31 2009
Purchased parts	€ 4,012	€ 4,385
Assembled parts	659	806
Work-in-process	1,327	1,280
Finished goods	977	600
Obsolescence reserve	(2,154)	(212)
	€ 4,821	€ 6,859

During the three and six month period ended June 30, 2010, the Company recorded write-downs to market of approximately € 1,942 and € 1,942 (2009 - € 40 and € 80) for obsolescence and scrap. The total amount of obsolescence reserve amounts to € 2,154 for the period ended June 30, 2010. See additional disclosures in Note 2.

4. Accounts payable and accrued liabilities:

	June, 30 2010	December, 31 2009
Customer trade payables	€ 7,059	€ 6,500
Due to parent company	132	163
Due to affiliated companies	745	505
	€ 7,936	€ 7,168

(Expressed in thousands of Euro) (unaudited)

5. **Accounts receivable:**

	June, 30 2010	December, 31 2009
Customer trade receivable	€ 7,363	€ 6,446
Due from affiliated companies	496	216
Allowance for credit losses and doubtful receivables	(579)	(293)
	€ 7,280	€ 6,369

As at June 30, 2010 and December 31, 2009, the Company recorded an allowance for credit losses and doubtful receivables of € 579 and € 293 respectively, for trade receivables past due over 90 days and for specific receivables where the customer is not expected to pay for financial or other reasons. The net expense of the three and six month period ended June 30, 2010 for credit losses was € 286 and € 286 respectively.

6. **Property, plant and equipment:**

June 30, 2010	Cost	Accumulated depreciation	Net book value
Computer equipment and software	€ 420	€ 347	€ 73
Furniture and fixtures	151	119	32
Machinery and equipment	5,815	4,094	1,721
Vehicles and tooling equipment	444	156	288
	€ 6,830	€ 4,716	€ 2,114

December 31 2009	Cost	Accumulated depreciation	Net book value
Computer equipment and software	€ 404	€ 333	€ 71
Furniture and fixtures	148	115	33
Machinery and equipment	5,593	3,750	1,843
Vehicles and tooling equipment	222	172	50
	€ 6,367	€ 4,370	€ 1,997

Depreciation expense for the three and six months periods ended June 30, 2010 was € 192 and € 386 respectively (2009 - € 185 and € 376, respectively). No equipment and furniture are held under capital lease.

7. **Equity investment held for sale:**

	June 30, 2010	December, 31 2009
Heromvl Alternate Fuel System Ltd	€ 0	€ 32
	€ 0	€ 32

The equity investment in Heromvl Alternate Fuel System Ltd., an Indian company was sold during May 2010. No gain or loss was recorded on the disposition as an impairment loss had already been recorded

(Expressed in thousands of Euro) (unaudited)

as at December 31, 2009 given the Company's decision to sell the equity investment based on the agreed selling price with the counterparty.

8. **Other current assets:**

	June 30, 2010	December, 31 2009
Value added tax and custom duties	€ 922	€ 720
Income taxes – IRAP	0	63
Other receivables	12	102
	€ 934	€ 885

9. **Other current liabilities:**

	June 30, 2010	December, 31 2009
Salaries, benefits and accrued liabilities	€ 533	€ 344
Liabilities for social contributions	175	194
Provisions	280	132
Other Payables	67	40
	€ 1,055	€ 710

Provisions include amounts relating to warranty claims and lawsuits against the Company.

10. **Long-term debt:**

	June 30, 2010	December, 31 2009
Centrobanca – L46 – Long term portion	€ 0	€ 147
Centrobanca – L46 - Current portion	147	145
	€ 147	€ 292

The Company has a Loan with Centrobanca – L46 which has expiration date of May 2011 at an interest rate of 1.012%.

11. **Shareholders' equity:**

Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital of the Company. As a result this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were € 349 at June 30, 2010 and December 31, 2009.

(Expressed in thousands of Euro) (unaudited)

12. **Commitments and contingencies:**

(a) The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2010 (residual 6 months)	€ 105
2011	210
2012	181
2013	143
2014	106
	€ 745

(b) The Company is subject to lawsuits and claims arising out of the ordinary course of business, including actions related to product liability; the use and performance of products; warranty matters; contractual liability; and distributor termination. We have denied liability with respect to many of these lawsuits, claims and proceedings and are vigorously defending such lawsuits, claims and proceedings. We carry various forms of commercial, property and casualty, product liability and other forms of insurance; however, such insurance may not be applicable or adequate to cover the costs associated with a judgment against us with respect to these lawsuits, claims and proceedings. We do not believe that these lawsuits are material individually or in the aggregate. While we believe we have also established adequate accruals for our expected future liability with respect to pending lawsuits, claims and proceedings, where the nature and extent of any such liability can be reasonably estimated based upon then presently available information, there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on our business, results of operation, financial condition or cash flows.

The Company has a credit facility for maximum borrowing of $150 United States dollars in Argentina. The amount outstanding under this credit facility bears interest at a rate of 20% annually.

13. **Related parties – Revenues and Expenses:**

The Company had the following revenues and expenses with related parties (parents and affiliates):

June 30, 2010

Sales to related parties	€ 433
Purchases from related parties	€ 1,286

June 30, 2009

Sales to related parties	€ 73
Purchases from related parties	€ 212

14. **Segment information:**

The Company currently operates in one operating segment which involves the development, production and the related commercialization of fuel systems and components for alternative fuels vehicles (LPG and CNG). The majority of the Company's property, plant and equipment are located in Italy. For the period ended June 30, 2010, 25% (2009 - 24%) of the Company's revenue was from sales in Europe, 62% (2009 - 68%) from sales in Asia, 3% (2009 - 4%) from sales in South America and 10% (2009 – 4%) from

elsewhere.

15. Subsequent events:

On July 2, 2010 the Company was acquired by Westport Innovations Inc, a public Company listed on the Toronto Stock Exchange in Canada and the NASDAQ exchange in the United States. As a result the Company will be consolidated by Westport Innovations Inc. effective July 2, 2010.